Filed by AlphaSmart, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlphaSmart, Inc.

Commission File No.: 333-122993

This filing relates to the Agreement and Plan of Merger and Reorganization, dated January 24, 2005, and amended as of April 20, 2005, by and among, Renaissance Learning, Inc., RLI Acquisition Corp. Inc., RLI Acquisition Sub, LLC and AlphaSmart, Inc (the “Merger Agreement”). The following is a press release issued by AlphaSmart announcing the effectiveness of the Registration Statement on Form S-4 filed by Renaissance Learning, Inc. related to Merger Agreement.

FOR IMMEDIATE RELEASE

Investor Contact:

Manish Kothari

President

AlphaSmart, Inc.

(408) 355-1029

IR@alphasmart.com

AlphaSmart Announces Special Stockholder Meeting

To Vote on Proposed Merger with Renaissance Learning

Los Gatos, Calif. – May 26, 2005 – AlphaSmart, Inc. (Nasdaq: ALSM) today announced that the Securities and Exchange Commission (SEC) has declared effective the amended registration statement on Form S-4 filed by Renaissance Learning, Inc. (Nasdaq: RLRN) in connection with the proposed merger transaction between the two companies. AlphaSmart has scheduled a special meeting of stockholders to vote on the transaction for June 27, 2005 and intends to mail AlphaSmart stockholders a proxy statement/prospectus for the meeting.

On January 25, 2005, AlphaSmart announced a definitive agreement to merge with Renaissance Learning, a leading provider of daily and periodic progress monitoring systems and school improvement programs for pre-K–12 schools, in a transaction intended to qualify as a tax-free reorganization valued at approximately $57 million. Renaissance Learning filed the original Form S-4 and other relevant materials with the SEC on February 25, 2005 and as amended on April 13, 2005, May 3, 2005 and May 25, 2005. The transaction is expected to close as soon as practicable after the date of AlphaSmart’s special meeting of stockholders, subject to stockholder approval and other customary closing conditions described in the definitive merger agreement.

AlphaSmart, Inc.

AlphaSmart, Inc. is a provider of affordable, portable personal learning solutions for the K–12 classroom. Its portable computer-companion products are used by students to enhance writing, keyboarding and comprehension, and have been adopted by more than

AlphaSmart Announces Special Stockholder Meeting	2

8,500 school districts in the United States and other countries. Based in Los Gatos, California, the company was founded in 1992 by former Apple Computer engineers.

Forward-Looking Statements Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements related to AlphaSmart’s definitive agreement to merge with Renaissance Learning, Inc. and the expected closing of that merger. Any such forward-looking statements may involve risks and uncertainties that could cause actual results or events to differ materially from any future results or events encompassed within the forward-looking statements. Factors that could cause or contribute to such differences include failure to satisfy the closing conditions of the merger agreement and unexpected delays in closing the merger. AlphaSmart expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrences.

Additional Information and Where to Find It

Renaissance Learning, Inc. filed a registration statement on Form S-4, which included a proxy statement/prospectus and other relevant materials in connection with the proposed merger transaction involving AlphaSmart and Renaissance Learning, with the Securities and Exchange Commission (SEC) on February 25, 2005 and as amended on April 13, 2005, May 3, 2005 and May 25, 2005 (File No. 333-122993). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS FILING BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by AlphaSmart at AlphaSmart’s website at www.alphasmart.com or by contacting AlphaSmart investor relations at IR@alphasmart.com or via telephone at (408) 355-1029. Investors and security holders may obtain free copies of the documents filed with the SEC by Renaissance Learning by directing such requests to Renaissance Learning, Inc., Attention: Corporate Secretary, 2911 Peach Street, P.O. Box 8036, Wisconsin Rapids, Wisconsin 54995 or via telephone at (715) 424-3636.

Renaissance Learning, AlphaSmart and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AlphaSmart in connection with the merger transaction. Information regarding directors and executive officers of AlphaSmart and Renaissance Learning and their respective interests in the proposed transaction will be available in the proxy statement/prospectus of AlphaSmart and Renaissance Learning described above and other relevant materials to be filed with the SEC.

AlphaSmart is a registered trademark of AlphaSmart, Inc. in the United States and other countries. All other trademarks are the property of their respective owners.

###